Follow-Up Materials



06011487

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: IADB

COMPANY NAME: Inter American Development Bank

COMPANY ADDRESS: ______

PROCESSED
MAR 09 2006
THOMSON FINANCIAL

COMPANY STATUS: ACTIVE A BRANCH: ____

FILE NO.: 83- ______ FISCAL YEAR: ______

(03/94)

RECEIVED

2006 FEB 22 P 2:46

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

File No. 83-1
Regulation IA
Rule 2 (a)

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SUPPL

PERIODIC REPORT

Pursuant to Regulation IA, Rule 2(a), adopted pursuant to Section 11(a) of the Inter-American Development Bank Act.

For the fiscal quarter ended December 31, 2005
INTER-AMERICAN DEVELOPMENT BANK (the "Bank")
Washington, D.C. 20577

(1) Information as to any purchases or sales by the Bank of its primary obligations during such quarter.

Attached hereto as Annex A is a table which lists sales by the Bank of its primary obligations, all of which were of the Bank's ordinary capital. There were no purchases by the Bank of its primary obligations.

(2) Copies of the Bank's regular quarterly financial statements.

Attached hereto as Annex B are the financial statements, as of December 31, 2005, of the Bank's ordinary capital.

(3) Copies of any material modifications or amendments during such quarter of any exhibit (other than (i) constituent documents defining the rights of holders of securities of other issuers guaranteed by the Bank, and (ii) loans and guaranty agreements to which the Bank is a party) previously filed with the Commission under any statute.

Not applicable: there have been no modifications or amendments of any exhibits previously filed with the Commission.

Annex A

Sales by the Inter-American Development Bank of its Ordinary Capital Primary Obligations

Coupon (%)	Borrowing Currency	Borrowing Amount	Issue Price (%)	Issue Date	Maturity Date
8.67	MXN	1,000,000,000	100.00	7-Oct-2005	7-Oct-2015
4.375	USD	500,000,000	99.939	19-Oct-05	19-Oct-2007
7.25	ZAR	300,000,000	98.75	20-Oct-05	20-Oct-2010
7.65	MXN	165,000,000	100.00	26-Oct-05	26-Oct-2010
6.50	NZD	200,000,000	100.375	31-Oct-05	31-Oct-2007
4.89	AUD	58,100,000	100.00	1-Nov-05	4-Nov-2008
7.05	ZAR	600,000,000	100.00	9-Nov-05	9-Nov-2009
8.67	MXN	1,000,000,000	101.019982479	22-Nov-05	7-Oct-2015
7.65	MXN	162,000,000	100.00	28-Nov-05	26-Nov-2010
5.00	AUD	37,000,000	100.00	29-Nov-05	1-Dec-2008
6.07	NZD	270,000,000	99.98	1-Dec-05	5-Dec-2007
6.24	NZD	372,000,000	99.98	1-Dec-05	1-Dec-2008
7.05	ZAR	500,000,000	98.90	2-Dec-05	2-Dec-2010
9.00	ISK	5,000,000,000	100.857	20-Dec-05	4-Jan-2007
5.75	AUD	625,000,000	100.193	22-Dec-05	22-Dec-2010
7.65	MXN	165,000,000	100.00	27-Dec-05	27-Dec-2010

ORDINARY CAPITAL



Ordinary Capital
Balance Sheet - As of December 31, 2005
(Expressed in thousands of United States dollars)

Assets			
Cash			$ 222,631
Investments			
Trading			
Obligations issued or guaranteed by governments or issued by U.S. Agencies	$ 682,934		
Time deposits and other obligations of banks	2,260,042		
Asset- and mortgage- backed and corporate securities	7,240,435	$ 10,183,411	
Held to maturity			
Obligations issued or guaranteed by governments or issued by U.S. Agencies	2,338,719		
Time deposits and other obligations of banks	738,113		
Asset- and mortgage- backed, corporate securities and commercial paper	337,300	3,414,132	13,597,543
Loans outstanding (1)			
Total loans approved, less cancellations		117,464,484	
Less principal collected		(51,362,930)	
Less writte offs		(71,859)	
Less loans sold		(894,745)	
Less undisbursed balance (2)		(16,999,905)	
		48,135,045	
Allowance for loan losses		(174,667)	47,960,378
Accrued interest and other charges			
On investments		85,292	
On loans		586,927	
On swaps, net		72,571	744,790
Receivable from members			
Non-negotiable, non-interest bearing demand obligations		370,205	
Amounts required to maintain value of currency holdings		73,281	443,486
Currency and interest rate swaps			
Investments		3,298	
Loans		4,472	
Borrowings		1,595,763	1,603,533
Other Assets			
Property, improvements and equipment, at cost		567,632	
Less accumulated depreciation & amortization		(241,637)	
		325,995	
Unamortized borrowing costs		217,564	
Miscellaneous		265,654	809,213
Total assets			$ 65,381,574

(1) Excludes private sector loan participations.
(2) The Bank has entered into irrevocable commitments to disburse $4 million.

Ordinary Capital
Balance Sheet - As of December 31, 2005
(Expressed in thousands of United States dollars)

Liabilities and Capital			
Liabilities			
Borrowings			
Medium- and long-term borrowings		$ 46,433,176	
Unamortized discount		(2,434,503)	
Bond hedge basis adjustments		168,175	
		44,166,848	
Short term borrowings, net		925,714	$ 45,092,562
Currency and interest rate swaps			
Investments		60,719	
Loans		10,468	
Borrowings		490,777	561,964
Amounts payable to maintain value of currency holdings			188,220
Other liabilities			
Payable for investment securities purchased		44,501	
Accrued interest on borrowings		607,356	
Accounts payable and accrued expenses		159,537	811,394
Total liabilities			46,654,140
Equity			
Capital stock			
Subscribed - 8,368,563 shares		100,953,594	
Less callable portion		(96,613,304)	
Paid-in		4,340,290	
General reserve		11,533,353	
Special reserve		2,665,500	
Accumulated other comprehensive income:			
Accumulated translation adjustments	$ 195,662		
Accumulated SFAS 133 adjustments	(7,371)	188,291	18,727,434
Total liabilities and equity			$ 65,381,574

Ordinary Capital
Statement of Income and General Reserve
For the Period Ended December 31, 2005
(Expressed in thousands of United States dollars)

	Month		Year-to-Date	
	2005	2004	2005	2004
Income				
From loans [1][2]				
- Interest	$ 200,677	$ 213,952	$ 2,368,362	$ 2,446,272
- Credit commissions	1,102	2,500	20,081	31,607
- Supervision and inspection	-	-	-	-
- Fees from private sector and emergency lending	990	(157)	24,692	19,967
	202,769	216,295	2,413,135	2,497,846
From investments	43,419	31,074	403,395	287,995
From other sources	3,433	2,372	13,875	10,831
Total income	249,621	249,741	2,830,405	2,796,672
Expenses				
Borrowing expenses	169,764	128,660	1,732,741	1,571,798
Administrative expenses	63,583	38,509	387,766	342,085
Special programs/grants expense	875	-	11,965	-
(Credit) provision for loan and guarantee losses	(8,619)	13,490	(14,185)	20,612
Total expenses	225,603	180,659	2,118,287	1,934,495
Income before SFAS 133 and currency transaction adjustments	24,018	69,082	712,118	862,177
Effects of SFAS 133 and currency transaction adjustments	150,948	37,233	50,050	313,592
Net Income (loss)	174,966	106,315	762,168	1,175,769
Allocation to the Fund for Special Operations	-	(27,200)	-	(27,200)
Addition to (deduction from) general reserve for the period	174,966	79,115	762,168	1,148,569
General reserve, beginning of period	11,358,387	10,692,070	10,771,185	9,622,616
General reserve, end of period	$ 11,533,353	$ 10,771,185	$ 11,533,353	$ 10,771,185

(1) At December 31, 2005, Private Sector loans with an aggregate outstanding balance of $192.0 million were on nonaccrual status. If all loans had been on accrual status, income from loans for 2005 would have been higher by $2.6 million.

(2) In 2005, loan income includes the positive effect of a change in the income recognition method on nonaccrual loans of $28.7 million.

Ordinary Capital
Statement of Comprehensive Income
For the Period Ended December 31, 2005
(Expressed in thousands of United States dollars)

	Month		Year-to-Date	
	2005	2004	2005	2004
Net income (loss)	$ 174,966	$ 106,315	$ 762,168	$ 1,175,769
Other comprehensive income:				
Translation adjustments				
General reserve	25,469	21,691	(483,410)	206,203
Special reserve	2,964	6,501	(70,353)	32,978
Total translation adjustments	28,433	28,192	(553,763)	239,181
Reclassification to income - cash flow hedges	715	756	8,491	10,850
Total other comprehensive income (loss)	29,148	28,948	(545,272)	250,031
Comprehensive income	$ 204,114	$ 135,263	$ 216,896	$ 1,425,800

Ordinary Capital
Statement of Cash Flows
For the Period Ended December 31, 2005
(Expressed in thousands of United States dollars)

	2005	2004
Cash flows from lending and investing activities		
Lending:		
Loan disbursements (net of participations)	$ (4,899,458)	$ (3,767,836)
Loan collections (net of participations)	5,223,866	5,198,602
Recoveries	9,465	-
Net cash provided by lending activities	333,873	1,430,766
Net (increase) decrease in trading investments	-	-
Gross purchases of held to maturity investments	(2,392,042)	(4,448,377)
Gross proceeds from maturities of held to maturity investments	2,530,904	4,419,995
Miscellaneous assets and liabilities	(30,059)	(17,336)
Net cash provided by lending and investing activities	442,676	1,385,048
Cash flows from financing activities		
Borrowings:		
Medium- and long- term debt		
Gross proceeds	5,039,363	4,518,732
Repayments	(5,711,446)	(7,798,222)
Short term borrowings, net	632,998	(1,265,852)
Collections of receivables from members	25,595	35,657
Net cash used in financing activities	(13,490)	(4,509,685)
Cash flows from operating activities		
Gross purchases of trading investments	(14,669,998)	(15,900,705)
Gross proceeds from sale or maturity of trading investments	13,329,398	17,976,985
Loan income collections	2,405,454	2,426,073
Interest and other costs of borrowings, after swaps	(1,544,107)	(1,412,084)
Income from investments	394,571	273,246
Other income	13,875	10,829
Administrative expenses	(335,002)	(352,112)
Special programs	(726)	-
Net cash provided by operating activities	(406,535)	3,022,232
Cash allocation to the Fund for Special Operations	-	(27,200)
Effect of exchange rate fluctuations on cash	(10,470)	(6,983)
Net increase (decrease) in cash	12,181	(136,588)
Cash, beginning of period	210,450	347,038
Cash, end of period	$ 222,631	$ 210,450
Reconciliation of net income to net cash provided by operating activities:		
Net Income	$ 762,168	$ 1,175,769
Difference between amounts accrued and amounts paid or collected for:		
Loan income	(7,681)	(71,775)
Income from investments	(7,448)	(1,247)
Net unrealized loss (gain) on trading investments	(1,376)	(13,502)
Interest and other costs of borrowings, after swaps	188,634	124,261
Administrative expenses, including depreciation	52,764	(10,026)
Special programs	11,239	-
Effects of SFAS 133 and currency transaction adjustments	(50,050)	(278,140)
Net decrease (increase) in trading investments	(1,340,600)	2,076,280
(Credit) provision for loan and guarantee losses	(14,185)	20,612
Net cash provided by operating activities	$ (406,535)	$ 3,022,232
Supplemental disclosure of noncash activities		
Increase (decrease) resulting from exchange rate fluctuations:		
Trading investments	$ (271,863)	$ 170,275
Held to maturity investments	(271,112)	194,232
Loans outstanding	(1,377,001)	623,593
Borrowings and related swaps	(1,228,776)	664,865
Receivable from members - net	186,535	(164,121)